UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of JANAURY, 2005.

                        Commission File Number: 0-30390


                              HILTON RESOURCES LTD
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           HILTON RESOURCES LTD

Date:   January 26, 2005                   /s/ Nick DeMare
      -----------------------------        -------------------------------------
                                           Nick DeMare,
                                           President & CEO

                              HILTON RESOURCES LTD.

      #1305 - 1090 West Georgia Street Vancouver, British Columbia, V6E 3V7
                    Phone: (604) 685-9316 Fax: (604) 683-1585
                       Website: www.hiltonresourcesltd.com
                       TSX Venture: HPM       OTCBB: HPMOF

--------------------------------------------------------------------------------

NEWS RELEASE                                                    JANUARY 26, 2005


                               2ND QUARTER RESULTS

VANCOUVER, CANADA - HILTON RESOURCES LTD. (TSXV-HPM AND OTCBB-HPMOF) Mr. Nick DeMare, President, is pleased to provide the following first quarter results:


                                                        THREE MONTHS ENDED               SIX MONTHS ENDED
                                                           NOVEMBER 30,                    NOVEMBER 30,
                                                   ----------------------------    ----------------------------
                                                       2004            2003            2004            2003
                                                         $               $               $               $

EXPENSES

Accounting and administration                            22,500          26,915          38,300          52,456
Depreciation                                                835               -           1,670               -
Investor relations                                        9,000               -          18,000               -
Legal                                                     6,773           3,458          10,317           7,825
Office                                                    3,756           5,183           5,584           9,377
Professional fees                                         6,482           3,561           7,232          36,539
Regulatory                                                4,538           6,325           5,263           6,996
Rent                                                          -               -               -           1,769
Shareholder costs                                         3,558           7,883           3,558           7,883
Stock-based compensation                                 64,700               -          64,700               -
Transfer agent                                            5,801           5,288           6,650           7,536
Travel                                                    1,477           4,821           3,839           7,821
                                                   ------------    ------------    ------------    ------------
                                                        129,420          63,434         165,113         138,202
                                                   ------------    ------------    ------------    ------------
LOSS BEFORE OTHER ITEMS                                (129,420)        (63,434)       (165,113)       (138,202)
                                                   ------------    ------------    ------------    ------------
OTHER ITEMS

Interest and other income                                   958          11,608           6,838          15,337
Interest expense on debentures                                -        (90,878)               -        (183,870)
Foreign exchange                                        (20,992)        (27,935)        (16,809)        (22,783)
Recoveries of expenses previously
     recorded in prior year-end                               -          24,381               -          24,381
                                                   ------------    ------------    ------------    ------------
                                                        (20,034)        (82,824)         (9,971)       (166,935)
                                                   ------------    ------------    ------------    ------------
NET LOSS FOR THE PERIOD                                (149,454)       (146,258)       (175,084)       (305,137)

DEFICIT - BEGINNING OF PERIOD                       (69,916,771)    (69,467,625)    (69,891,141)    (69,308,746)
                                                   ------------    ------------    ------------    ------------
DEFICIT - END OF PERIOD                             (70,066,225)    (69,613,883)    (70,066,225)    (69,613,883)
                                                   ============    ============    ============    ============


BASIC AND DILUTED LOSS PER SHARE                         $(0.01)         $(0.03)         $(0.01)         $(0.06)
                                                   ============    ============    ============    ============


Hilton Resources Ltd.                                               News Release
January 26, 2005                                                          Page 2



RESULTS OF OPERATIONS

During the six months ended November 30, 2004 ("2004") the Company recorded a loss of $176,584 ($0.01 per share) compared to a loss of $305,137 ($0.06 per share) for the six months ended November 30, 2003 ("2003"). A portion of the increase in loss in 2004 is attributed to the accounting of non-cash stock-based compensation on granting of stock options. During 2004, the Company recorded a non-cash compensation expense of $66,200 relating to stock options granted. In 2003, there were no stock options granted.

Excluding the stock based compensation, general and administrative expenses of $100,413 were reported in 2004, a decrease of $37,789, from $138,202 in 2003. In general, costs decreased due mainly to the impact of reduced operations and abandonment of petroleum and proprietary software program activities in 2003. General and administrative costs in 2004 reflect the Company's current operating levels. Specific expenses of note during 2004 and 2003 are as follows:

     i) during 2004, the Company incurred accounting and administrative fees of $38,300 (2003 - $44,335) provided by a private company controlled by the current President of the Company;

     ii) during 2003, the Company incurred general and administrative costs of $33,185 for the proprietary software program activities, mainly in professional fees to arm's length parties. The Company abandoned this business segment in August 2003.

     iii)  effective   December  1,  2003,  the  Company  resumed  its  investor
           relations arrangement at a rate of $3,000 per month. A total of $18,000 was paid in 2004.

During 2004, the Company sold marketable securities for $6,600, resulting in a gain of $5,880. The Company did not sell any marketable securities in 2003.

During 2003, the Company recorded interest expense on debentures of $183,870. The debentures matured and were retired in January 2004.

During 2004, the Company spent $13,230 relating to acquisition costs and $258,430 for exploration expenditures on the El Nayar Project.

FINANCIAL CONDITION / CAPITAL RESOURCES

The Company's practice is to proceed with staged exploration, where each stage is dependent on the successful results of the preceding stage. To date the Company has not received any revenues from its mining activities and has relied on equity financing to fund its commitments and discharge its liabilities as they come due. As of November 30, 2004, the Company had a working capital of $235,799. The Company has budgeted $75,000 for the current field work and trenching work program to be conducted on the El Nayar Project. The Company anticipates that it will have sufficient funds to complete this phase and meet ongoing overhead expenditures. However, results from its exploration programs and/or additional mineral property acquisitions may result in additional financial requirements. If needed, the Company would be required to conduct additional financings, however, there is no assurance that funding will be available on terms acceptable to the Company or at all. If such funds cannot be secured, the Company may be forced to curtail additional exploration efforts to a level for which funding can be secured or relinquish certain of its properties. In January 2005, the Company agreed to conduct a private placement financing of 4,000,000 shares for $400,000.

Hilton Resources Limited, incorporated in British Columbia, Canada, trades on the TSX Venture Exchange under the symbol "HPM", and on the OTCBB under symbol "HPMOF". The Company's directors are experienced in the resource sector and are focused on enhancing shareholder value by expanding Hilton's assets in this sector. Management aims to identify exploration projects of high merit, and quickly complete confirmation exploration. This will enable the Company to confirm the potential of a project and reach advanced project status by the most cost effective means and in the shortest time possible.

Hilton Resources Ltd.                                               News Release
January 26, 2005                                                          Page 3



ON BEHALF OF THE BOARD                           INVESTOR INFORMATION CONTACT:

/s/ NICK DEMARE                                  Des O'Kell at 1-888-303-3361 or
----------------------                           Email:   des@elandjennings.com
Nick DeMare, President
                                             WEBSITE: www.hiltonresourcesltd.com

FORWARD LOOKING STATEMENTS

This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein.

                  The TSX Venture Exchange has not reviewed and
             does not accept responsibility for the adequacy or the
                            accuracy of this release.